[Reference Translation]
April 22, 2011
To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning Toyota’s Future Production

Toyota Motor Corporation (TMC) announced today that it is implementing adjustments in production at its domestic and overseas factories, and anticipates that production will normalize* between November and December 2011, in line with its part procurement goals.
　*As measured in terms of the annual production plan.

1. Production in Japan
•	Production until June 3, 2011 still remains the same as announced through April 15, 2011.
•	Production is, depending on the vehicle model, expected to normalize in stages, starting in July, with full normalization expected to take place between November and December 2011.

2. Production outside Japan
•	Production in major countries and regions at current and in the near future still remains the same as announced through April 20, 2011.
•	Production is, depending on the region and vehicle model, expected to normalize in stages, starting in August, with full normalization expected to take place between November and December 2011.

TMC is continuing to work closely with its part procurement suppliers and is putting forth every effort to restore production as quickly as possible.  However, it is possible that during this period of adjustment in production, reduced production levels may have a significant impact on TMC’s business results.
The estimates above concerning TMC’s future production and the timeline for normalization are based on TMC’s judgment and assumptions based on current circumstances and information currently available to TMC, and may differ from TMC’s actual production situation in the future.

If there are any new developments concerning these matters, TMC will display the new information on its homepage and make additional disclosures as appropriate.